UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

ROME METALS, LLC EMPLOYEES’ 401(k) AND
PROFIT SHARING PLAN
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Rome Metals, LLC Employees’ 401(k) and Profit Sharing Plan
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Rome Metals, LLC Employees’ 401(k) and Profit Sharing Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2010

1

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Investments at fair value:
Interest in registered investment companies	$2,377,920	$1,872,360
Interest in common collective trusts	2,158,480	1,236,244
Interest in synthetic investment contracts	1,309,136	1,419,690
Participant loans	679,467	562,513
Corporate common stocks	228,052	81,768
Interest-bearing cash and cash equivalents	141,666	124,360

Total investments at fair value	6,894,721	5,296,935

Receivables	422,838	925,003

Net assets available reflecting investments at fair value	7,317,559	6,221,938
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,660)	92,334

Net assets available for benefits	$7,303,899	$6,314,272

See accompanying notes.

2

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2009	2008

Contributions:
Employer	$422,838	$925,003
Employee	91,715	88,476
Rollovers	92,186	—

Total contributions	606,739	1,013,479

Investment income (loss):
Net gain (loss) from interest in registered investment companies	664,445	(1,169,684)
Net gain (loss) from interest in common collective trusts	447,105	(621,847)
Net gain (loss) on corporate common stocks	78,363	(118,973)
Interest income	60,862	63,354
Other income	55,400	40,898

Total investment income (loss)	1,306,175	(1,806,252)

	1,912,914	(792,773)

Distributions to participants	(906,779)	(434,575)
Administrative expenses and other, net	(16,508)	-

	(923,287)	(434,575)

Net increase (decrease) in net assets available for benefits	989,627	(1,227,348)
Net assets available for benefits at beginning of year	6,314,272	7,541,620

Net assets available for benefits at end of year	$7,303,899	$6,314,272

See accompanying notes.

3

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements
December 31, 2009
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2009, the Financial Accounting Standards Board (FASB) issued changes to disclosure requirements to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable market value and the NAV is calculated in a manner consistent with investment company accounting. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy, and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3. The Plan will adopt the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes is not expected to have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
2. Description of the Plan
The Rome Metals, LLC Employees’ 401(k) and Profit Sharing Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Rome Metals, LLC (the Plan Sponsor or the Company) is an indirect, wholly-owned subsidiary of Allegheny Technologies Incorporated (the Plan Administrator).
The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations.
The Company also contributes an amount from its current or accumulated profits for each Plan Year as determined by its Board of Directors. The Board of Directors, in its sole discretion, may choose to make contributions without regard to its current or accumulated profits for the Plan Year. The determination of Company contributions for employees in the collective bargaining unit represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers AFL-CIO, CLC, are subject to the terms of the collective bargaining agreement effective May 31, 2008.
The Plan allows participants to direct their contributions, and contributions made by the Company, to any of the investment alternatives. Unless otherwise specified by the participant, contributions are made to State Street Global Advisors Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement 2020 SL Series Fund). Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan may be paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Participants are always fully vested in that portion of their participant account balance derived from their own contributions. The portion derived from Company contributions vest based upon the employee’s years of service, as follows:

Years	Amount of Vesting

Fewer than 2	0%
2 but fewer than 3	20%
3 but fewer than 4	40%
4 but fewer than 5	60%
5 but fewer than 6	80%
6 or more	100%
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
3. Investments (continued)
within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
The following presents investments that represent 5% or more of the Plan’s net assets:

	Years Ended December 31
	2009	2008

American Funds Growth Fund of America	$876,288	$729,913
MSIF Small Company Growth Fund	564,452	423,867
Alliance Bernstein Small Mid Cap Value Fund	471,128	373,135
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	Years Ended December 31
	2009	2008

Monumental Life Ins. Co. Constant Duration SIC	$379,549	$401,292
Rabobank Constant Duration SIC	370,515	391,805
Average yields for all fully benefit-responsive investment contracts were as follows:

	Years Ended December 31
	2009	2008

Based on actual earnings	3.67%	4.67%
Based on interest rate credited to participants	3.55%	4.56%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit the investments. Investments in registered investment companies and the Fund require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently require the prior approval of the investment manager if the Plan Sponsor decided to entirely exit these investments.
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate common stocks — these investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.

•	Common collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•	Loans to plan participants – valued at cost plus accrued interest, which approximates fair value and are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.
Assets measured at fair value on a recurring basis:

December 31, 2009	Level 1	Level 2	Total

Interest in registered investment companies (c)	$2,377,920	$—	$2,377,920
Interest in common collective trusts (b)	—	2,158,480	2,158,480
Interest in synthetic investment contracts (a)	—	1,309,136	1,309,136
Participant loans	—	679,467	679,467
Corporate common stock (d)	228,052	—	228,052
Interest-bearing cash and cash equivalents	141,666	—	141,666

Total assets at fair value	$2,747,638	$4,147,083	$6,894,721

a)	This class includes approximately 13% government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 26% asset-backed securities.

b)	This class includes approximately 76% target date funds, 15% U.S. equity funds, 8% non-U.S. equity funds, and 1% fixed income funds.

c)	This class includes approximately 48% U.S. equity funds, 11% non-U.S. equity funds, 37% balanced funds, and 4% fixed income funds.

d)	Comprised of ATI common stock.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

December 31, 2008	Level 1	Level 2	Total

Interest in registered investment companies (c)	$1,872,360	$—	$1,872,360
Interest in synthetic investment contracts (a)	—	1,419,690	1,419,690
Interest in common collective trusts (b)	—	1,236,244	1,236,244
Participant loans	—	562,513	562,513
Interest-bearing cash and cash equivalents	96,741	27,619	124,360
Corporate common stock (d)	81,768	—	81,768

Total assets at fair value	$2,050,869	$3,246,066	$5,296,935

a)	This class includes approximately 11% government agency bonds, 17% corporate bonds, 33% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 25% asset-backed securities.

b)	This class includes approximately 64% target date funds, 23% U.S. equity funds, 10% non-U.S. equity funds, and 3% fixed income funds.

c)	This class includes approximately 49% U.S. equity funds, 9% non-U.S. equity funds, 39% balanced funds, and 3% fixed income funds.

d)	Comprised of ATI common stock.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 2, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan was most recently amended and restated effective June 1, 2009 to conform with certain provisions of the Pension Protection Act of 2006 and other regulations, and in January 2010 an Application for Determination was filed with the IRS with respect to said amendment and restatement.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31
2008
Net assets available for benefits per the financial statements	$6,314,272
Deemed distribution of benefits to participants	(16,912)

Net assets available for benefits per the Form 5500	$6,297,360

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009.

Benefits paid to participants per the financial statements	$906,779
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	(16,912)

Benefits paid to participants per the Form 5500	$889,867

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 91-1821596 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Interest-bearing cash and cash equivalents
TBC Pooled Emp. Daily Fund	$141,666
Adjustment from fair to book value	26

$141,692

Registered investment companies
Alliance Bernstein Small Mid Cap Value Fund	$471,128
American Funds Europacific Growth Fund	252,259
American Funds Growth Fund of America	876,288
MFS Value Fund	106,614
Vanguard Total Bond Market Index Fund	90,225
Vanguard Inflation Protected Securities Fund	16,954
MSIF Small Company Growth Fund	564,452

Total registered investment companies	$2,377,920

Corporate Common Stock
Allegheny Technologies Incorporated*	$228,052

Common Collective Trusts
Mellon Stable Value Fund of the Bank of New York Mellon	$31,457
Adjustment from fair to book value	(453)
State Street Global Advisors Target Retirement Income SL Series Fund	110,536
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	83,523
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	30,505
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	253,667
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	221,353
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	240,647
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	316,262
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	222,681
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	145,272
State Street Global Advisors Target Retirement Income 2050 SL Series Fund	7,726
State Street Global Advisors S&P 500 Flagship SL Fund	316,629
State Street Global Advisors MSCI ACWI Ex-US Index SL Series Fund	178,222

$2,158,027

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$12,761
CMBS, BACM 2005-3 A3A	15,320

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 91-1821596 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Freddie Mac, FHR 2627 BU	1,515
Freddie Mac, FHR 2640 TL	4,090
Freddie Mac, FHR 2715 ND	6,468
Freddie Mac, FHR 2760 EB	7,188
Freddie Mac, FHR 2786 PC	4,127
Freddie Mac, FHR 2865 PQ	16,411
Freddie Mac, FHR 2866 XD	18,918
Freddie Mac, FHR 2870 BD	12,224
Freddie Mac, FHR 2888 OW	9,015
GNMA Project Loans, GNR 06-51 A	13,833
Auto Valet 2008-2 A3A	19,473
Bank of America, N.A. Wrap contract	(4,638)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	136,705

Auto, BASAT 06-G1 A4	7,912
CMBS, CDCMT 2002-FX1D1895488.82	12,932
Rate Redu Bonds, CNP 05-1 A2	16,865
Freddie Mac, FHR 2631 LB	4,549
Freddie Mac, FHR 2681 PC	7,217
Freddie Mac, FHR 2778 KR	3,805
Freddie Mac, FHR 2981 NB	12,888
Freddie Mac, FHR 2891 NB	14,644
CMBS, MLMT 05-CIP1 A2	24,728
CMBS, MLMT 05-CKI1 A2	12,439
CMBS, CD05-CD1 A2 FX	6,204
State Street Bank Wrap contract	(3,236)

State Street Bank Fixed Maturity Synthetic Contract 105028	120,947

CMBS, BSCMS 05-T18 A2	9,045
Freddie Mac, FHR 2663 ML	8,937
Freddie Mac, FHR 2763 PC	10,076
Freddie Mac, FHR 2921 NV	8,619
Freddie Mac, FHR 2934 OC	12,858
CMBS, JPMCC 05-LDP2 A2	10,477
Natixis Financial Products Wrap contract	(878)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	59,134

Total Fixed Maturity Synthetic Contracts	$316,786

Variable Rate Synthetic Contracts

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 91-1821596 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Natixis Financial Products	$25,554
Natixis Wrap contract	(881)

Total Variable Rate Synthetic Contracts	$24,673

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$36,205
BlackRock, 1-3 Year Credit Bond Index Fund	57,442
BlackRock, Asset-Backed Sec Index Fund	114,797
BlackRock, Comm Mortgage-Backed Sec Fund	28,902
BlackRock, Int Term Credit Bond Index Fund	38,220
BlackRock, Int Term Government Bond Index Fund	24,534
BlackRock Global Investors, Long Term Government Bond Index Fund	5,440
BlackRock, Mortgage-Backed Sec Index Fund	75,710
Monumental Life Ins. Co. Wrap contract	(1,701)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	379,549

BlackRock, 1-3 Year Government Bond Index Fund	35,280
BlackRock, 1-3 Year Credit Bond Index Fund	55,974
BlackRock, Asset-Backed Sec Index Fund	111,863
BlackRock, Comm Mortgage-Backed Sec Fund	28,163
BlackRock, Int Term Credit Bond Index Fund	37,243
BlackRock, Int Term Government Bond Index Fund	23,907
BlackRock, Long Term Government Bond Index Fund	5,301
BlackRock, Mortgage-Backed Sec Index Fund	73,775
Rabobank Wrap contract	(991)

Rabobank Constant Duration Synthetic Contract ATI060301	370,515

BlackRock, 1-3 Year Government Bond Index Fund	19,495
BlackRock, 1-3 Year Credit Bond Index Fund	30,930
BlackRock, Asset-Backed Sec Index Fund	61,814
BlackRock, Comm Mortgage-Backed Sec Fund	15,562
BlackRock, Int Term Credit Bond Index Fund	20,580
BlackRock, Int Term Government Bond Index Fund	13,211
BlackRock, Long Term Government Bond Index Fund	2,929
BlackRock, Mortgage-Backed Sec Index Fund	40,767
State Street Bank Wrap contract	(908)

State Street Bank Constant Duration Synthetic Contract 107073	204,380

Total Constant Duration Synthetic Contracts	$954,444

Participant loans* (4.25% to 9.25% with maturities through 2024)	$679,467

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ROME METALS, LLC EMPLOYEES’ 401(k) AND PROFIT SHARING PLAN

Date: June 25, 2010	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)